UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

SIRNA THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

829669100

(CUSIP Number)

Oxford Bioscience Partners IV L.P.
mRNA Fund II L.P.
222 Berkeley Street, Suite 1650
Boston, Massachusetts 02116
(617-357-7474)

with a copy to:
Warren T. Lazarow
Sam Zucker
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, California 94025
(650) 473-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829669100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OXFORD BIOSCIENCE PARTNERS IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,515,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,515,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,515,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.1%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)                                  See Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MRNA FUND II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,515,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,515,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,515,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.1%(1)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OBP MANAGEMENT IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,515,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,515,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,515,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.1%(1)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JEFRREY T. BARNES

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,515,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,515,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,515,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.1%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MARK P. CARTHY

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,515,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,515,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,515,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.1%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JONATHAN J. FLEMING

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,515,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,515,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,515,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.1%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MICHAEL E. LYTTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,515,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,515,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,515,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.1%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALAN G. WALTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,515,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,515,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,515,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 13.1%(1)

14.	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 4 to Schedule 13D filed by the undersigned (the “Schedule 13D/A”).  This Schedule 13D/A is being filed by the Reporting Persons to report the execution of a Warrant Exchange Agreement and the exercise of certain Replacement Warrants received in connection therewith, as described in Item 3 below.  Accordingly, the number of securities beneficially owned by the Reporting Persons and the other parties to the Warrant Exchange Agreement has increased.  The Schedule 13D is amended as follows:

Item 1.	Security and Issuer

(a)                                  The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the “Issuer” or “Sirna”), and Common Stock issuable upon the exercise of warrants.

(b) The principal executive offices of the Issuer are located at 2950 Wilderness Place, Boulder, Colorado 80301.

Item 2.	Identity and Background

Set forth below is the following information with respect to the filing on this Schedule 13D/A:  (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a)                                  Oxford Bioscience Partners IV L.P. (“Oxford IV”) and mRNA Fund II L.P. (“MRNA II”) (collectively, the “Funds”); OBP Management IV L.P. (“OBP IV”) which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes (“Barnes”), Mark P. Carthy (“Carthy”), Jonathan J. Fleming (“Fleming”), Michael E. Lytton (“Lytton”) and Alan G. Walton (“Walton”) (collectively, the “General Partners”), who are the general partners of OBP IV.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)                                 The address of the principal business office of Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116.  The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

(c)                                  The principal business of Oxford IV and MRNA II is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of OBP IV is to manage the affairs of Oxford IV and MRNA II.  The principal business of each of the General Partners is to manage the affairs of OBP IV.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)                                  During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of Oxford IV, MRNA II and OBP IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Common Stock and Warrant Purchase Agreement among Sirna, Oxford IV, MRNA II and various other investors (the “Investors”), dated as of February 11, 2003 (the “Common Stock and Warrant Agreement”), Oxford IV received a warrant to purchase 810,315 shares of Common Stock at an exercise price of $2.52 per share, and MRNA II received a warrant to purchase 8,130 shares of Common Stock at an exercise price of $2.52 per share (collectively, the “Original Warrants”).  Subsequent to the execution of the Common Stock and Warrant Agreement, Sirna and certain of the Investors entered into a Warrant Exchange Agreement dated as of December 30, 2004 (the “Warrant Exchange Agreement”).  Pursuant to the terms of the Warrant Exchange Agreement, Oxford IV and MRNA II surrendered the Original Warrants to Sirna in exchange for two new warrants as described below (individually or collectively, the “Replacement Warrants”).

With each of the Funds, Sirna exchanged the Original Warrants, which would not have expired until April 21, 2008 and were exercisable either with cash or warrant shares, for a Replacement Warrant for the same number of shares as surrendered under the Original Warrants.  These Replacement Warrants are exercisable at the same exercise price of $2.52 as the Original Warrants but only for cash and only if on or before February 7, 2005, creating a potential vehicle for the Company to raise funds from the Funds.  In return, the Funds in exchange for the Original Warrants also received additional Replacement Warrants for 10% more shares than surrendered under the Original Warrants, that do not expire until December 30, 2009, and that are exercisable either with cash or warrant shares. These five-year Replacement Warrants have a higher exercise price ($3.85) than the Original Warrants.  The exercise price of the five-year Replacement Warrants is subject to potential downward adjustment on or before June 30, 2005 as follows: (i) in the event that the Issuer consummates a qualifying private placement of its securities for the primary purpose of raising capital for the Issuer on or before June 30, 2005, the exercise price per share shall be adjusted to the lesser of $3.85 and the lowest price per share of common stock sold (or deemed sold) by the Issuer in any such private placement; and (ii) if the Issuer does not consummate such a private placement on or before June 30, 2005, the exercise price per share shall be adjusted to the lesser of $3.85 and the average closing selling price of a share of the Issuer’s common stock on the Nasdaq National Market for the 15-day period ending on June 30, 2005.  Accordingly, as part of this exchange,

(a) Oxford IV received (i) a warrant to purchase 810,315 shares of Common

Stock at an exercise price of $2.52 per share, exercisable solely for cash (with no net exercise provision), which warrant terminates on February 7, 2005; and (ii) a warrant to purchase 891,346 shares of Common Stock at an exercise price of $3.85 per share (subject to potential downward adjustment on or before June 30, 2005 as described above), which warrant terminates on December 30, 2009; and

(b)                                 MRNA II received (i) a warrant to purchase 8,130 shares of Common Stock at an exercise price of $2.52 per share, exercisable solely for cash (with no net exercise provision), which warrant terminates on February 7, 2005; and (ii) a warrant to purchase 8,943 shares of Common Stock at an exercise price of $3.85 per share (subject to potential downward adjustment on or before June 30, 2005 as described above), which warrant expires on December 30, 2009.

No monetary payment is involved in connection with the issuance of Replacement Warrants received by Oxford IV and MRNA II under the Warrant Exchange Agreement.  The securities were acquired through the exchange of Original Warrants for Replacement Warrants.

Oxford IV has exercised its warrant to purchase 810,315 shares of Common Stock at an exercise price of $2.52 per share on December 30, 2004.  MRNA II has exercised its warrant to purchase 8,130 shares of Common Stock at an exercise price of $2.52 per share on December 30, 2004.  The aggregate consideration provided by the Funds in connection with the foregoing warrant exercises was $2,062,481.40.  The funds used by the Funds to acquire these shares were obtained from capital contributions by their partners and from direct capital commitments by other entities affiliated with the Funds.

References to and descriptions of the Common Stock and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Common Stock and Warrant Agreement, and the Form of Warrant issued thereunder.  References to and descriptions of the Warrant Exchange Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Warrant Exchange Agreement, the Form of First Replacement Warrant and the Form of Second Replacement Warrant issued thereunder and included as Exhibits A, B and C, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 3.

Item 4.	Purpose of Transaction
Oxford IV and MRNA II agreed to enter into the Warrant Exchange Agreement for investment purposes with the aim of increasing the value of their investments and the Issuer.

Pursuant to the Warrant Exchange Agreement, Sirna agreed to cause a registration statement covering the Common Stock issuable upon the exercise of the Replacement Warrants to be filed with the SEC no later than 90 days after the closing of the transaction contemplated by the Warrant Exchange Agreement.  Sirna further agreed to use its commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”) no later than the 6 month anniversary of the closing of the transaction contemplated in the

Warrant Exchange Agreement until the earlier of:  (i) the second anniversary of the date of the Warrant Exchange Agreement and (ii) such date as all securities registered on such registration statement have been resold, subject to the terms under the Warrant Exchange Agreement.  In addition, after such registration statement expires but on or before December 30, 2009, Sirna agreed to use its commercially reasonable efforts to effect a registration of the Common Stock issuable upon the exercise of the Replacement Warrants if requested by holders of at least 5% of all of the outstanding shares of the Company’s Common Stock if such holders are unable to sell all of their Warrant shares pursuant to Rule 144(k).

In connection with the Warrant Exchange Agreement, each of the Investors agreed, subject to certain exceptions set forth therein, to a lock up of the Common Stock or warrants of Sirna held by such Investor until the 6 month anniversary of the Closing Date of the Warrant Exchange Agreement.

References to and descriptions of the Warrant Exchange Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Warrant Exchange Agreement, the Form of First Replacement Warrant and the Form of Second Replacement Warrant issued thereunder, and included as Exhibits A, B and C, respectively, to this Schedule 13D/A, which are incorporated in their entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)                                  OBP IV is the general partner of Oxford IV and MRNA II.  Oxford IV purchased 3,916,928 shares of the Issuer pursuant to the Common Stock and Warrant Agreement.  Oxford IV continues to hold 3,759,230 of the shares purchased by it pursuant to the Common Stock and Warrant Agreement.  In addition,  Oxford IV acquired 810,315 shares of the Issuer after it exercised one of the Replacement Warrants on December 30, 2004 as described in Item 3 above.  Oxford IV continues to hold the remaining five-year Replacement Warrant to purchase 891,346 shares of the Issuer’s Common Stock pursuant to the Warrant Exchange Agreement.

MRNA II purchased 39,301 shares of the Issuer pursuant to the Common Stock and Warrant Agreement.  MRNA II continues to hold 37,719 of the shares purchased by it pursuant to the Common Stock and Warrant Agreement.  In addition, MRNA II acquired 8,130 shares of the Issuer after it exercised one of the Replacement Warrants on December 30, 2004 as described in Item 3 above.  MRNA II continues to hold the remaining five-year Replacement Warrant to purchase 8,943 shares of the Issuer’s Common Stock pursuant to the Warrant Exchange Agreement.

Under SEC rules, and by virtue of their relationship as affiliated limited partnerships and shared general partner (OBP IV), Oxford IV and MRNA II may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each partnership owns of record.  OBP IV, as the general partner of Oxford IV and MRNA II, may also be deemed to own beneficially the shares of Oxford IV and MRNA II.  Barnes, Carthy, Fleming, Lytton and Walton are general partners of OBP IV and accordingly may be deemed to own beneficially the shares held by Oxford IV and MRNA II.  Oxford IV, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares that MRNA II acquired and MRNA II, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares that Oxford IV acquired, except to the extent of their indirect pecuniary interest therein.

Collectively, the Funds beneficially own 5,515,683 shares (4,615,394 shares of Common Stock and warrants to acquire 900,289 shares of Common Stock) of the Issuer’s Common Stock, or 13.1% of the Issuer’s Common Stock.  This percentage is calculated based upon 42,064,738 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of:  (a) 38,460,970 shares of the Issuer’s Common Stock outstanding on December 27, 2004, (b) 2,703,479 shares of the Issuer’s Common Stock issued on December 30, 2004 upon exercise of warrants by the Investors (including the Funds), and (c) 900,289 shares of Common Stock issuable to the Funds within 60 days of December 30, 2004 upon exercise of the Replacement Warrants issued pursuant to the Warrant Exchange Agreement, which remained unexercised as of December 30, 2004.

(b) Number of shares as to which each person named in paragraph (a) above has:
(i) sole power to vote or to direct the vote: 0 shares for the Funds, OBP IV and the General Partners.
(ii) shared power to vote or to direct the vote: 5,515,683 shares for the Funds, OBP IV and the General Partners.
(iii) sole power to dispose or to direct the disposition of: 0 shares for the Funds, OBP IV and the General Partners.
(iv) shared power to dispose or to direct the disposition of: 5,515,683 shares for the Funds, OBP IV and the General Partners.
(c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days.

(d)                                 No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.
To the best of the knowledge of Oxford IV and MRNA II, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
A. Warrant Exchange Agreement dated as of December 30, 2004, by and among Sirna and the Investors.
B. Form of First Replacement Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of December 30, 2004.
C. Form of Second Replacement Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of December 30, 2004.
D. Agreement regarding filing of joint Schedule 13D/A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2005

OXFORD BIOSCIENCE PARTNERS IV L.P.
by its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton

EXHIBIT INDEX

A.                                   Warrant Exchange Agreement dated as of December 30, 2004, by and among Sirna and the Investors.

B.                                     Form of First Replacement Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of December 30, 2004.

C.                                     Form of Second Replacement Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of December 30, 2004.

D.                                    Agreement regarding filing of joint Schedule 13D/A.

EXHIBIT A

WARRANT EXCHANGE AGREEMENT

by and among

Sirna Therapeutics, Inc.

and certain Warrantholders of Sirna Therapeutics, Inc.

dated as of

December 30, 2004

TABLE OF CONTENTS

ARTICLE I EXCHANGE OF WARRANTS

1.1	Exchange of Warrants
1.2	Exchange Procedures
1.3	Lost, Stolen, Destroyed or Never-Received Warrants

ARTICLE II CLOSING

2.1	Time and Place
2.2	Deliveries of the Warrantholders
2.3	Deliveries of the Company

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Organization, Good Standing and Qualification
3.2	Authorization
3.3	Governmental Consents
3.4	Offering

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF WARRANTHOLDERS

4.1	Authorization
4.2	Investment Experience
4.3	Investment Intent
4.4	Registration of Exemption Requirements
4.5	No Legal, Tax or Investment Advice

ARTICLE V CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

5.1	Delivery of Warrants
5.2	Representations and Warranties
5.3	Performance
5.4	Qualifications

ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF THE WARRANTHOLDERS

6.1	Representations and Warranties
6.2	Performance
6.3	Qualifications

ARTICLE VII REGISTRATION RIGHTS

7.1	Registration Rights
7.2	Assignment of Rights

ARTICLE VIII LOCKUP

8.1	Lock Up Agreement
8.2	Stop Transfer Instructions
8.3	Covenant not to Acquire

i

ARTICLE IX MISCELLANEOUS PROVISIONS

9.1	Notice
9.2	Entire Agreement
9.3	Binding Effect
9.4	Waiver; Consent
9.5	Counterparts
9.6	Severability
9.7	Governing Law
9.8	California Corporate Securities Law
9.9	Law Firm; Waiver of Conflicts

ii

WARRANT EXCHANGE AGREEMENT

THIS WARRANT EXCHANGE AGREEMENT (this “Agreement”) is dated as of December 30, 2004, by and among Sirna Therapeutics, Inc., a Delaware corporation (the “Company”) and those warrantholders of the Company listed on Exhibit A to this Agreement (each a “Warrantholder” and collectively the “Warrantholders”) who have executed this Agreement in one or more counterparts.

WHEREAS, the Company has determined that it is in the best interests of the Company to offer to exchange each warrant issued to the Warrantholders (except that James Niedel and Sprout Group shall exchange only 25% of the warrant shares issued under his or its warrants) pursuant to that certain Common Stock and Warrant Purchase Agreement (the “Purchase Agreement”), dated as of February 11, 2003, by and among the Company and the investors listed on Exhibit A thereto, for two replacement warrants as follows:  (i) the first replacement warrant shall be in substantially the form attached hereto as Exhibit B, shall be exercisable at the same price per share and for the same number of shares as the warrant issued to the Warrantholder pursuant to the Purchase Agreement (except for the Sprout-Niedel Original Warrants, as provided below) and have terms and conditions substantially the same as in the warrant issued pursuant to the Purchase Agreement except that such warrant shall only be exercisable for cash and have no net exercise provision, shall expire on and not be exercisable after February 7, 2005, and shall have the registration rights provided herein and (ii) the second replacement warrant shall be in substantially the form attached hereto as Exhibit C, shall be exercisable for 110% of the number of shares as the warrant issued to the Warrantholder pursuant to the Purchase Agreement (except for the Sprout-Niedel Original Warrants, as provided below) and have terms and conditions substantially the same as in the warrant issued pursuant to the Purchase Agreement except that such warrant shall have an exercise price of $3.85 per share (as adjusted for stock splits, reverse stock splits, stock dividends, recapitalizations or similar events), subject to adjustment and anti-dilution protection as  provided therein, the registration rights provided herein, and shall not be exercisable after December 30, 2009; and

WHEREAS, the Warrantholders have determined that it is in their best interests to exchange each outstanding warrant issued under the Purchase Agreement held by them for two warrants as provided herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

ARTICLE I

EXCHANGE OF WARRANTS

1.1           Exchange of Warrants.

(a)           On the terms and conditions of this Agreement, the Warrantholders who are signatories to this Agreement will tender the warrants issued pursuant to the Purchase Agreement to the Company and the Company will issue two replacement warrants as follows:

(i)            the first replacement warrant shall be in substantially the form attached hereto as Exhibit B, shall be exercisable at the same price per share and, as set forth in Exhibit A hereto, for the number of shares as the warrant issued to the Warrantholder pursuant to the Purchase Agreement multiplied by 1.00 (except that, as set forth in Exhibit A hereto, the first replacement warrant for each of the warrants held by the Sprout Group or James Niedel, each of which are identified with an asterisk in Exhibit A (the “Sprout-Niedel Original Warrants”), shall be exercisable for the number of shares as the warrant issued to such Warrantholder pursuant to the Purchase Agreement multiplied by 0.25) and have terms and conditions substantially the same as in the warrant issued pursuant to the Purchase Agreement except that such warrant shall only be exercisable for cash and have no net exercise provision, shall expire on and not be exercisable after February 7, 2005, and shall have the registration rights provided herein and

(ii)           the second replacement warrant shall be in substantially the form attached hereto as Exhibit C, shall be exercisable for, as set forth in Exhibit A hereto, the number of shares as the warrant issued to the Warrantholder pursuant to the Purchase Agreement multiplied by 1.10 (except that, as set forth in Exhibit A hereto, the second replacement warrant for each of the Sprout-Niedel Original Warrants shall be exercisable for the number of shares as the warrant issued to such Warrantholder pursuant to the Purchase Agreement multiplied by 0.275 (such number being 25% of 1.10)) and have terms and conditions substantially the same as in the warrant issued pursuant to the Purchase Agreement except that such warrant shall have an exercise price of $3.85 per share (as adjusted for stock splits, reverse stock splits, stock dividends, recapitalizations or similar events), subject to adjustment and anti-dilution protection as provided therein, the registration rights provided herein, and shall not be exercisable after December 30, 2009.

(b)           Each warrant issued and outstanding immediately prior to the exchange described in Section 1.1(a) above and tendered to the Company shall be canceled and extinguished upon consummation of such exchange except that each Sprout-Niedel Original Warrant shall not be canceled or extinguished but instead (i) shall have typed or written thereon the following legend, “Exercise of this Warrant is subject to the Warrant Exchange Agreement, dated as of December 30, 2004, between Sirna Therapeutics, Inc., the holder hereof, and certain warrantholders.” and (ii) the number of warrant shares wherever set forth on such Sprout-Niedel Original Warrant shall be crossed out and a new number equal to such crossed-out number multiplied by 0.75 shall be typed or written thereon.

1.2           Exchange Procedures.  At each Closing (as defined below), the Company shall issue (i) each Warrantholder participating in such Closing who has both executed this Agreement and tendered all appropriate documents and certificates as set forth herein, the two replacement warrants described in Section 1.1 hereof and (ii) each holder of a Sprout-Niedel Original Warrant the Sprout-Niedel Original Warrant modified in accordance with Section 1.1(b) above.  Thereafter such Warrantholders shall cease to have any further right, title or interest in and to the warrants surrendered for exchange except that each holder of the Sprout-Niedel Original Warrant shall have right, title, and interest in his or its modified Sprout-Niedel Original Warrant in accordance with Section 1.1(b) above.

1.3           Lost, Stolen, Destroyed or Never-Received Warrants.  In the event any

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warrant to be surrendered for exchange shall have been lost, stolen, destroyed or never received, the Warrantholder shall nonetheless be entitled to receive the replacement warrants in exchange therefor as set forth in this Article I upon the making of an affidavit of that fact and receipt of an indemnity reasonably satisfactory to the Company with respect to the securities alleged to have been lost, stolen, destroyed or never received.

ARTICLE II

CLOSING

2.1           Time and Place.  The consummation of the exchange of securities pursuant to Article I hereof (the “Closing”) shall occur at O’Melveny & Myers LLP, 2765 Sand Hill Road, Menlo Park, CA 94025, on the date hereof (the “Closing Date”).

2.2           Deliveries of the Warrantholders.  At the Closing, the Warrantholders participating in the Closing will execute and deliver or cause to be executed and delivered to the Company:  (i) the warrants to be cancelled (or, in the case of the Sprout-Niedel Original Warrants, modified) in exchange for the two replacement warrants (and, in the case of the Sprout-Niedel Original Warrants, modified Sprout-Niedel Original Warrants) and (ii) such other documents and instruments as the Company or its counsel reasonably shall deem necessary to consummate the transactions contemplated by this Agreement.

2.3           Deliveries of the Company.  At the Closing, the Company will issue two replacement warrants to each Warrantholder participating in the Closing and to each holder of a Sprout-Niedel Original Warrant a modified Sprout-Niedel Original Warrant, each as described in Article I of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants that:

3.1           Organization, Good Standing and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted.

3.2           Authorization.  All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder and the authorization (or reservation for issuance), sale and issuance of the warrants being issued hereunder (the “Warrants”) and the shares of Common Stock issuable upon exercise of the Warrants (the Warrants and such shares of Common Stock being collectively referred to herein as the “Securities”) has been taken or will be taken prior to the Closing.  This Agreement constitutes a valid and legally binding obligation of the

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Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.3           Governmental Consents.  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement, except for:  (i) the filing of a Notice of Transaction pursuant to Section 25102(f) of the California Corporate Securities Law of 1968, as amended, and the rules thereunder, which filing will be effected within the time prescribed by law, and (ii) such other filings required pursuant to applicable federal and state securities laws and blue sky laws, which filings will be effected within the required statutory period.

3.4           Offering.  Subject in part to the truth and accuracy of the Warrantholders’ representations set forth in Article 4 of this Agreement, the offer, exchange and issuance of the Warrants as contemplated by this Agreement are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the qualification or registration requirements of applicable blue sky laws.  Neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemptions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE WARRANTHOLDERS

Each Warrantholder hereby represents and warrants, for and as to itself only, to the Company with respect to the Securities to be issued hereunder as follows:

4.1           Authorization.  (i) Such Warrantholder has all requisite legal and corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver this Agreement, to exchange the warrants issued pursuant to the Purchase Agreement for the Warrants and to carry out and perform all of its obligations under this Agreement; and (ii) this Agreement constitutes the legal, valid and binding obligation of such Warrantholder, enforceable in accordance with its terms, except (A) as limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors’ rights generally and (B) as limited by equitable principles generally.

4.2           Investment Experience.  Such Warrantholder is an “Accredited Investor” as defined in Rule 501(A) under the Securities Act.  Such Warrantholder is aware of the Company’s business affairs and financial condition and has had access to due diligence information, and the opportunity to ask questions of, and receive answers from, representatives of the Company, in each case concerning the finances, operations and business of the Company, and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Securities.  Such Warrantholder has such sophistication, knowledge and experience in financial and business matters so as to be capable of evaluating the

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merits and risks of investing in the Company, and has the ability to bear the economic risks of investing in the Company, including a complete loss of such investment.

4.3           Investment Intent.  Such Warrantholder is acquiring the Securities for its own account as principal, for investment purposes only, and not with a present view to, or for, resale or distribution thereof, in whole or in part, in violation of the Securities Act.  Such Warrantholder understands that its acquisition of the Securities has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of such Warrantholder’s investment intent as expressed herein.  Such Warrantholder will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Securities, except in compliance with the terms of this Agreement and the registration requirements of the Securities Act, and the rules and regulations promulgated thereunder, or an exemption thereunder.

4.4           Registration or Exemption Requirements.  Such Warrantholder further acknowledges and understands that the Securities may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available.  Such Warrantholder understands that the Securities will be imprinted with a legend to such effect.

4.5           No Legal, Tax or Investment Advice.  Such Warrantholder understands that nothing in this Agreement or any other materials presented to such Warrantholder in connection with the issuance of the Securities constitutes legal, tax or investment advice.  Such Warrantholder has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its acquisition of the Securities.

ARTICLE V

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or before the Closing, of all the following conditions, unless waived in writing by the Company:

5.1           Delivery of Warrants.  The Company shall have received the warrants to be exchanged (or, in the case of the Sprout-Niedel Original Warrants, modified) hereunder (or an affidavit and indemnity as provided in Section 1.3 above for any such warrant that such Warrantholder is unable to produce) held by the Warrantholders participating in the Closing.

5.2           Representations and Warranties.  The representations and warranties of the Warrantholders contained in Article IV shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

5.3           Performance.  All covenants, agreements and conditions contained in this Agreement or necessary or appropriate to allow the consummation of the transactions

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contemplated by this Agreement shall be performed by the Warrantholders on or prior to the Closing.

5.4           Qualifications.  All authorizations, approvals or permits, if any, of any governmental authority or regulatory body that are required in connection with the lawful issuance of the Securities pursuant to this Agreement shall be obtained and effective as of the Closing.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE WARRANTHOLDERS

The obligations of the Warrantholders to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or before the Closing, of the following conditions, unless waived in writing by a majority in interest of the Warrantholders participating in the Closing:

6.1           Representations and Warranties.  The representations and warranties of the Company contained in Article III shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

6.2           Performance.  All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to such Closing shall have been performed or complied with in all material respects.

6.3           Qualifications.  All authorizations, approvals or permits, if any, of any governmental authority or regulatory body that are required in connection with the lawful issuance of the Securities pursuant to this Agreement shall be obtained and effective as of the Closing.

ARTICLE VII

COVENANTS OF THE COMPANY

7.1           Registration Rights.  The Warrantholders shall have the following registration rights:

(a)           Shelf Registration.

(i)            Registration.  The Company shall prepare and file or cause to be prepared and filed with the Securities and Exchange Commission (“SEC”) no later than ninety (90) days after the Closing, a registration statement (the “Registration Statement”) including the prospectus, amendments and supplements to such registration statement, including all exhibits and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such registration statement, for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Warrantholders of the Common Stock issued or issuable upon exercise of the Warrants (“the

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“Registrable Securities”).  The Registration Statement shall be on an appropriate form permitting registration of such securities for resale by such Warrantholders in accordance with the methods of distribution elected by the Warrantholders and set forth in the Registration Statement.  The Company shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act no later than the six (6) month anniversary of the Closing, and to keep such Registration Statement continuously effective under the Securities Act until the earlier of:  (i) the second anniversary of the date hereof and (ii) such date as all securities registered on such Registration Statement have been resold (the earlier to occur of (i) and (ii) is the “Effectiveness Termination Date”); provided, however, that the Company may suspend sales of Common Stock pursuant to such Registration Statement for a period of not more than one hundred twenty (120) days in the aggregate for all cases in which it determines in good faith that such Registration Statement contains or may contain an untrue statement of material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statement therein not misleading; provided further and subject to the provisions of this Section 7.1(a)(i), the Company shall promptly amend such Registration Statement in order to correct any untrue statement and/or ensure that such Registration Statement is not misleading.  At the time the Registration Statement is declared effective, each Warrantholder shall be named as a selling securityholder in the Registration Statement and the related prospectus in such a manner as to permit such Warrantholder to deliver such prospectus to purchasers of registered securities in accordance with applicable law.

(ii)           If the Registration Statement ceases to be effective for any reason at any time prior to the applicable Effectiveness Termination Date (other than because all securities registered thereunder have been resold pursuant thereto), the Company shall use its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof.

(iii)          The Company shall supplement and amend the Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Registration Statement, if required by the Securities Act or, to the extent to which the Company does not reasonably object, as reasonably requested by the written consent of a majority in interest of the Warrantholders participating in the Closing.

(iv)          Each Warrantholder agrees that if such Warrantholder wishes to sell securities pursuant to the Registration Statement, it will do so only in accordance with Section 7.1 of this Agreement.

(b)           Expenses of Registration.  All Registration Expenses (as defined below) incurred in connection with the registrations pursuant to Section 7.1(a) shall be borne by the Company.  “Registration Expenses” shall mean all expenses incurred by the Company in complying with Sections 7.1(a) hereof, including all registration and filing fees, printing expenses, fees and disbursements of one counsel for the Company and reasonable fees and disbursements of Investor Counsel (as defined below) up to Five Thousand Dollars ($5,000), blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company and Selling Expenses (as defined hereinafter)).  All

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Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the Warrantholders.  “Selling Expenses” shall mean all underwriting discounts and selling commissions applicable to a sale of the Registrable Securities.

(c)           Registration Procedures.  In the case of a registration, and any qualification, compliance, or effectiveness effected by the Company pursuant to this Section 7.1, the Company will keep the Warrantholders advised in writing as to the initiation of such registration, qualification, compliance and effectiveness and as to the completion thereof.  At its expense the Company will:

(i)            Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(ii)           Furnish to the Warrantholders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(iii)          Use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Warrantholders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(iv)          In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering, provided that each Warrantholder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

(v)           Notify immediately each Warrantholder holding Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; provided, however, that the Company shall promptly amend such Registration Statement in order to correct any untrue statement and/or ensure that such Registration Statement is not misleading;

(vi)          Cause all such Registrable Securities registered hereunder to be listed or included on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed or included;

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(vii)         Provide a transfer agent and registrar for all Registrable Securities registered hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration; and

(viii)        Use its commercially reasonable efforts to furnish, at the request of any Warrantholder requesting registration of Registrable Securities pursuant to this Section 7.1, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 7.1, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of counsel representing the Company for the purposes of such registration, in form and substance as is customarily given in an underwritten public offering (and reasonably acceptable to the counsel for the Warrantholders), addressed to the underwriters, if any, and to the Warrantholders, and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants in an underwritten public offering (and reasonably acceptable to the counsel for the Warrantholders), addressed to the underwriters, to the extent such letter is permitted under generally recognized accounting practice.

(ix)           The Company shall reasonably cooperate with legal counsel selected by a majority in interest of the Warrantholders participating in the Closing (the “Investor Counsel”) in performing the Company’s obligations under this Section 7.1 and shall:  (A) permit Investor Counsel to review and comment upon any offering pursuant to this Section 7.1 and to review and comment upon (1) the Registration Statement prior to its filing with the SEC and (2) all amendments and supplements thereto (except for Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any similar or successor reports) prior to their filing with the SEC; and (B) furnish to Investor Counsel, without charge, (1) any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement, (2) promptly after the same is prepared and filed with the SEC, one copy of any Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits, and (3) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto; provided that the Company will only be responsible for reasonable fees and expenses pursuant to this Section 7.1(c)(ix).

(d)           Indemnification.

(i)            The Company will indemnify each Warrantholder, its officers, directors, employees, partners, affiliates, agents, representatives and legal counsel, and each person controlling (or deemed controlling) such Warrantholder within the meaning of the Securities Act (collectively, the “Warrantholders’ Agents”), with respect to which registration, qualification or compliance has been effected pursuant to this Section 7.1, against all claims, losses, damages and liabilities (or actions in respect thereof), joint or several, arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statement and amendments or supplements

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thereto, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or (ii) any violation by the Company of any federal, state or common law rule or regulation applicable to the Company in connection with any such registration, qualification or compliance or the failure of the Company to fulfill any undertaking made in any registration statement or any amendments or supplements thereto, and will reimburse each Warrantholder, and each Warrantholders’ Agent, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by an instrument duly executed by such Warrantholder and stated to be specifically for use therein or furnished in writing by such Warrantholder to the Company in response to a request by the Company stating specifically that such information will be used by the Company therein.

(ii)           Each Warrantholder will indemnify, severally and not jointly, the Company, each of its directors and officers, each legal counsel and independent accountant of the Company, each person who controls the Company within the meaning of the Securities Act, any underwriter, and each other Warrantholder, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other similar document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and will reimburse the Company, such directors, and officers, control persons, underwriter and each other Warrantholder for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished in writing to the Company by an instrument duly executed by such Warrantholder and stated to be specifically for use therein or furnished by such Warrantholder to the Company in response to a request by the Company stating specifically that such information will be used by the Company therein; provided, however, that the indemnity agreement provided in this Section 7.1(d)(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the written consent of the Warrantholder, which consent shall not be unreasonably withheld.  In no event shall a Warrantholder’s indemnification obligation exceed the net proceeds received from its sale of Registrable Securities in such offering.

(iii)          Each party entitled to indemnification under this Section 7.1(d) (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has received written notice of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the

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Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld).  The Indemnified Party may participate in such defense at such party’s expense; provided, however, that the Indemnifying Party shall bear the expense of such defense of the Indemnified Party if representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest.  The failure of any Indemnified Party to give notice within a reasonable period of time as provided herein shall relieve the Indemnifying Party of its obligations under this Section 7.1(d), but only to the extent that such failure to give notice shall materially adversely prejudice the Indemnifying Party in the defense of any such claim or any such litigation.  No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

(iv)          If the indemnification provided for in this Section 7.1(d) is held to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; provided, that in no event shall any contribution by a Warrantholder under this Section 7.1(d) exceed the net proceeds from the offering received by such Warrantholder.  The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(v)           The obligations of the Company and each Warrantholder under this Section 7.1 shall survive the completion of any offering of the Registrable Securities in a Registration Statement under this Section 7.1, any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling person of such Indemnified Party and will survive the transfer of securities.

(e)           Information by the Warrantholder.  Each Warrantholder shall furnish to the Company such information regarding such Warrantholder and the distribution proposed by such Warrantholder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Section 7.1.

(f)            Piggy-Back Registration.  In addition to the registration rights granted above, but subject to any normal underwriter’s “cut-back,” which shall not exceed 30% of the number of shares proposed by each such Warrantholder to be registered, during the period from

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the six (6) month anniversary of the Closing until the fifth anniversary of the Closing Date, the Company shall grant the Investors unlimited “piggy-back” registration rights with respect to any other registration statement filed by the Company with respect to its Common Stock, but only to the extent that (i) the grant or exercise of such “piggy-back” registration rights will not violate any agreement to which the Company is now a party and (ii), in the case of underwritten offerings of the Company’s common stock that occur after the second anniversary of the Closing Date, a Warrantholder and its affiliates collectively hold at least 5% of the outstanding shares of the Company’s Common Stock, and (iii), in the case of non-underwritten offerings of the Company’s common stock that occur after the second anniversary of the Closing Date, the Warrant shares held by a Warrantholder may not be sold pursuant to Rule 144(k) (or a substantially equivalent successor rule).

(g)           Demand Registration.  In addition to the registration rights granted to the Warrantholders pursuant to Section 7.1(a) above, at any time after the Effectiveness Termination Date but on or before December 30, 2009, one or more Warrantholders, holding in aggregate together with its or their affiliates at least 5% of all of the outstanding shares of the Company’s Common Stock and unable to sell all of its or their Warrant shares pursuant to Rule 144(k) (or a substantially equivalent successor rule), may make one written request (the “Initiating Request”) to the Company for the registration under the Securities Act of all such Warrantholder’s Registrable Securities, which request shall specify the number of shares of Common Stock to be disposed of and the proposed plan of distribution therefor.  Upon the receipt of any Initiating Request for registration pursuant to this Section 7.1(g), the Company will use its commercially reasonable efforts to effect, at the earliest possible date (taking into account any delay that may result from any special audit required by applicable law), such registration under the Securities Act.  The applicable provisions of Sections 7.1(b), (c), (d) and (e) with respect to expenses, registration procedures, indemnification and information shall apply to any registration statement filed pursuant to this Section 7.1(g).

7.2         Assignment of Rights.  The rights to cause the Company to register Registrable Securities pursuant to Section 7.1 may be assigned by a Warrantholder only to an affiliate of such Warrantholder or, with the written consent of the Company, which shall not be unreasonably withheld.  In the event of such assignment, the transferee shall furnish the Company written notice of such assignment, and the assignee shall agree in writing to be bound by the obligations of such Warrantholder under this Agreement.

ARTICLE VIII

LOCKUP

8.1           Lock Up Agreement.  Each of the Warrantholders hereby agrees that until after the six (6) month anniversary of the Closing Date, the Warrantholder will not, without the prior written consent of the Company:  (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended,

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and the rules and regulations of the SEC promulgated thereunder with respect to, any Common Stock of the Company or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or warrants or other rights to purchase Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).  The foregoing sentence shall not apply to:  (a) bona fide gifts, provided the recipient thereof agrees in writing with the Company to be bound by the terms of this Article VIII and (b) transfers in connection with distributions to the Warrantholder’s partners, members or stockholders provided that the transferees agree in writing with the Company to be bound by the terms of this Article VIII.

8.2           Stop Transfer Instructions.  Each Warrantholder consents and agrees to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Warrantholder’s securities of the Company except in compliance with the restrictions set forth herein.

8.3           Covenant not to Acquire.  Each Warrantholder covenants and agrees that it shall not purchase or otherwise acquire any securities of the Company until after six (6) month anniversary of the Closing Date without an opinion of counsel that such purchase or acquisition is in compliance with applicable securities laws or other evidence satisfactory to the Company in its reasonable discretion.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1           Notice.  All notices and other communications under this Agreement shall be in writing and shall be deemed delivered upon mailing by registered or certified mail, three days after mailing by first class mail, upon mailing by reputable overnight courier, upon transmission by facsimile with a printed transmission receipt, or upon personal delivery or delivery by a reputable courier, to the party or parties at the address set forth on the signature pages hereto, or at such other address that they designate in accordance with this Section 9.1.  Any party delivering notice to the Company shall also deliver a copy to:  O’Melveny & Myers LLP, 2765 Sand Hill Road, Menlo Park, CA 94025, Attn:  Sam Zucker, Esq., facsimile: (650) 473-2601.

9.2           Entire Agreement.  This Agreement and the documents referred to herein embody the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby, and supersede all prior and contemporaneous agreements and understandings, oral or written, relative to said subject matter.

9.3           Binding Effect.  This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Warrantholders.

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9.4           Waiver; Consent.  This Agreement may not be changed, amended, terminated, augmented, rescinded or discharged (other than by performance), in whole or in part, except by a writing executed by the Company and a majority in interest of the Warrantholders participating in the Closing.  Except to the extent that a party hereto may have otherwise agreed in writing, no waiver by that party of any condition of this Agreement or breach by the other party of any of its obligations or representations hereunder shall be deemed to be a waiver of any other condition or subsequent or prior breach of the same or any other obligation or representation by the other party, nor shall any forbearance by the first party to seek a remedy for any noncompliance or breach by the other party be deemed to be a waiver by the first party of its rights and remedies with respect to such noncompliance or breach.

9.5           Counterparts.  This Agreement may be executed simultaneously in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

9.6           Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

9.7           Governing Law.  This Agreement shall in all respects be construed in accordance with and governed by the laws of the State of Delaware, as applied to contracts entered into and to be performed solely within Delaware solely between residents of Delaware.

9.8           California Corporate Securities Law.  THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE.  THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

9.9           Law Firm; Waiver of Conflicts.  Each party to this Agreement acknowledges that O’Melveny & Myers LLP, counsel for the Company, has in the past and may continue in the future to perform legal services for certain of the Warrantholders in matters unrelated to the transactions described in this Agreement, including the representation of such Warrantholders in venture capital financings.  Accordingly, each party to this Agreement hereby:  (i) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; (ii) acknowledges that O’Melveny & Myers LLP represented the Company in the transactions contemplated by this Agreement and has not represented any individual, Warrantholder, stockholder or employee of the Company in connection with such transactions; and (iii) gives its informed consent to the representation by O’Melveny & Myers LLP of certain of the Warrantholders in such unrelated matters and the representation by O’Melveny & Myers LLP of the Company in connection with this Agreement and the transactions contemplated

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hereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

SIRNA THERAPEUTICS INC.

By:

Name:

Title:

2950 Wilderness Place
Boulder, CO 80301
Facsimile: (303) 449-6995

INVESTORS:

DLJ CAPITAL CORPORATION

By:
Craig L. Slutzkin
Vice President

SPROUT CAPITAL IX, L.P.
By: DLJ Capital Corporation
Its: Managing General Partner

By:
Craig L. Slutzkin
Vice President

SPROUT ENTREPRENEURS’ FUND, L.P.
By: DLJ Capital Corporation
Its: General Partner

By:
Craig L. Slutzkin
Vice President

[SIGNATURE PAGE TO WARRANT EXCHANGE AGREEMENT]

SPROUT IX PLAN INVESTORS, L.P.
By: DLJ LBO Plans Management
Corporation
Its: General Partner

By:
Craig L. Slutzkin
Attorney in Fact
Address:

Facsimile:

VENROCK ASSOCIATES,
by a General Partner
VENROCK ASSOCIATES III, L.P.,
by its General Partner, Venrock
Management III LLC
VENROCK ENTREPRENEURS FUND III, L.P.,
by its General Partner, VEF Management III
LLC

By:
Name: Bryan E. Roberts
As a General Partner or Member
Address:

Facsimile:

OXFORD BIOSCIENCE PARTNERS IV, L.P.
By: OBP Management IV L.P., its general partner

By:
Name: Alan G. Walton
Title: General Partner

MRNA FUND II, L.P.
By: OBP Management IV L.P., its general partner

By:
Name: Alan G. Walton
Title: General Partner

Address:

Facsimile:

GRANITE GLOBAL VENTURES (Q.P.) L.P.
By: Granite Global Ventures L.L.C. its general partner

By:
Name:
Title: Managing Director

GRANITE GLOBAL VENTURES L.P.
By: Granite Global Ventures L.L.C. its general partner

By:
Name:
Title: Managing Director
Address:

Facsimile:

An INDIVIDUAL PERSON

Signature:
James Niedel

EXHIBIT A

Schedule of Warrantholders

Warrantholder	Shares issuable under the warrant to be cancelled	Shares issuable under the Sprout- Niedel Original Warrants before modification pursuant to Section 1.1(b) herein	Shares issuable under the Sprout-Niedel Original Warrants after modification pursuant to Section 1.1(b) herein	Shares issuable under the first replacement warrant	Shares issuable under the second replacement warrant
Sprout IX Plan Investors, L.P.*	NA	102,077	76,557	25,519	28,070
Sprout Entrepreneurs Fund, L.P.*	NA	8,711	6,533	2,177	2,394
Sprout Capital IX, L.P.*	NA	2,210,404	1,657,803	552,601	607,861
DLJ Capital Corporation*	NA	4,845	3,633	1,211	1,332
James Niedel*	NA	59,642	44,731	14,910	16,401
Venrock Associates	194,337	NA	NA	194,337	213,771
Venrock Associates III, L.P.	863,721	NA	NA	863,721	950,093
Venrock Entrepreneurs Fund III, L.P.	21,593	NA	NA	21,593	23,752
Oxford Bioscience Partners IV, L.P.	810,315	NA	NA	810,315	891,346
mRNA Fund II L.P.	8,130	NA	NA	8,130	8,943
Granite Global Ventures (Q.P.) L.P.	205,454	NA	NA	205,454	225,999
Granite Global Ventures L.P.	3,511	NA	NA	3,511	3,862

EXHIBIT B

Form of First Replacement Warrant

EXHIBIT C

Form of Second Replacement Warrant

EXECUTION COPY

EXHIBIT B

THIS WARRANT AND THE SHARES OF COMMON STOCK TO BE ISSUED UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS.  NO SALE OR DISPOSITION MAY BE EFFECTED WITHOUT (I) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, (II) AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED, (III) RECEIPT OF NO-ACTION LETTERS FROM THE APPROPRIATE GOVERNMENTAL AUTHORITIES OR (IV) OTHERWISE COMPLYING WITH THE PROVISIONS OF SECTION 7 OF THIS WARRANT.

SIRNA THERAPEUTICS, INC.

WARRANT TO PURCHASE            SHARES
OF COMMON STOCK

Warrant No. W-[            ]

THIS CERTIFIES THAT, for value received,                           and its assigns are entitled to subscribe for and purchase            shares (as adjusted pursuant to Section 4 hereof, the “Shares”) of the fully paid and nonassessable common stock, par value $0.01 per share (“Common Stock”), of Sirna Therapeutics, Inc., a Delaware corporation (the “Company”), at the price of $2.52 per share (such price and such other price as shall result, from time to time, from the adjustments specified in Section 4 hereof is herein referred to as the “Warrant Price”), subject to the provisions and upon the terms and conditions set forth herein and in the Warrant Exchange Agreement, dated as of even date herewith, by and among the Company and the other parties thereto.  As used herein, the term “Date of Grant” means December 30, 2004.  As used herein, the term “Warrant” shall be deemed to include any warrants issued in exchange or upon transfer or partial exercise of this Warrant unless the context clearly requires otherwise.

1.                                       Term.  The purchase right represented by this Warrant is exercisable, in whole or in part, at any time and from time to time from the Date of Grant through February 7, 2005.

2.                                       Method of Exercise; Payment; Issuance of New Warrant.  Subject to Section 1 hereof, the purchase right represented by this Warrant may be exercised by the holder hereof, in whole or in part and from time to time, at the election of the holder hereof, by (a) the surrender of this Warrant (with the notice of exercise substantially in the form attached hereto as Exhibit A-1 duly completed and executed) at the principal office of the Company and by the payment to the Company, by certified or bank check, or by wire transfer to an account designated by the Company (a “Wire Transfer”) of an amount equal to the then applicable Warrant Price multiplied by the number of Shares then being purchased or (b) if in connection with a registered public offering of the Company’s securities, the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A-2 duly completed and executed) at the principal office of the Company together with notice of arrangements reasonably satisfactory to the Company for payment to the Company either by certified or bank check or by Wire Transfer from the proceeds of the sale of shares to be sold by the holder in such public offering of an amount equal to the then applicable Warrant Price per share multiplied by the number of Shares then being purchased.  The person or persons in whose name(s) any certificate(s) representing the Shares shall be issuable upon exercise of this Warrant shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the Shares represented thereby (and such Shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised.  In the event of any exercise of the rights represented by this Warrant, certificates for the Shares of stock so purchased shall be delivered to the holder hereof as soon as practicable and, if requested by the holder of this Warrant, the Company shall cause its transfer agent to deliver the certificate representing Shares issued upon exercise of this Warrant to a broker or other person (as directed by the holder exercising this Warrant) within the time period required to settle any trade made by the holder after exercise of this Warrant.

3.                                       Stock Fully Paid; Reservation of Shares.  All Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance pursuant to the terms and conditions herein, be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof.  During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of the issue upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

4.                                       Adjustment of Warrant Price and Number of Shares.  The number and kind of securities purchasable upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

(a)                                  Reclassification or Merger.  In case of any reclassification or change of securities of the class issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is the acquiring and the surviving corporation and which does not result in any reclassification or change of outstanding securities issuable upon exercise of this Warrant), or in case of any sale of all or substantially all of the assets of the Company, the Company, or such successor or purchasing corporation, as the case may be, shall duly execute and deliver to the holder of this Warrant a new Warrant (in form and substance satisfactory to the holder of this Warrant), or the Company shall make appropriate provision without the issuance of a new Warrant, so that the holder of this Warrant shall have the right to receive upon exercise of this Warrant, at a total purchase price not to exceed that payable upon the exercise of the unexercised portion of this Warrant, and in lieu of the shares of Common Stock theretofore issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change or merger by a holder of the number of shares of Common Stock then purchasable under this Warrant.  Such new Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments

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provided for in this Section 4.  The provisions of this subparagraph (a) shall similarly apply to successive reclassifications, changes, mergers and transfers.

(b)                                 Subdivision or Combination of Shares.  If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its outstanding shares of Common Stock, the Warrant Price shall be proportionately decreased and the number of Shares issuable hereunder shall be proportionately increased in the case of a subdivision or the Warrant Price shall be proportionately increased and the number of Shares issuable hereunder shall be proportionately decreased in the case of a combination.

(c)                                  Stock Dividends and Other Distributions.  If the Company at any time while this Warrant is outstanding and unexpired shall pay a dividend or make a distribution to all of its stockholders with respect to its Common Stock payable in Common Stock, then the Warrant Price shall be adjusted, from and after the date of determination of stockholders entitled to receive such dividend or distribution, to that price determined by multiplying the Warrant Price in effect immediately prior to such date of determination by a fraction (A) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (B) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution.

(d)                                 Adjustment of Number of Shares.  Upon each adjustment in the Warrant Price, the number of Shares purchasable hereunder shall be adjusted, to the nearest whole share, to the product obtained by multiplying the number of Shares purchasable immediately prior to such adjustment in the Warrant Price by a fraction, the numerator of which shall be the Warrant Price immediately prior to such adjustment and the denominator of which shall be the Warrant Price immediately thereafter.

5.                                       Notice of Adjustments.  Whenever the Warrant Price or the number of Shares purchasable hereunder shall be adjusted pursuant to Section 4 hereof, the Company shall make a certificate signed by its chief executive officer, chief financial officer or any vice president setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Warrant Price and the number of Shares purchasable hereunder after giving effect to such adjustment, and shall cause copies of such certificate to be mailed (without regard to Section 13 hereof, by first class mail, postage prepaid) to the holder of this Warrant at such holder’s last known address.

6.                                       Fractional Shares.  No fractional shares of Common Stock will be issued in connection with any exercise hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefor based on the fair market value of the Common Stock on the date of exercise as reasonably determined in good faith by the Company’s Board of Directors.

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7.                                       Compliance with Securities Act; Disposition of Warrant or Shares of Common Stock.

(a)                                  Compliance with Securities Act.  The holder of this Warrant, by acceptance hereof, agrees that this Warrant, and the Shares to be issued upon exercise hereof, are being acquired for investment and that such holder will not offer, sell or otherwise dispose of this Warrant, or any Shares except under circumstances which will not result in a violation of the Securities Act of 1933, as amended (the “Act”) or any applicable state securities laws.  Upon exercise of this Warrant, unless the Shares being acquired are registered under the Act and any applicable state securities laws or an exemption from such registration is available, the holder hereof shall confirm in writing that the Shares so purchased are being acquired for investment and not with a view toward distribution or resale in violation of the Act and shall confirm such other matters related thereto as may be reasonably requested by the Company.  This Warrant and all Shares issued upon exercise of this Warrant (unless registered under the Act and any applicable state securities laws) shall be stamped or imprinted with a legend in substantially the following form:

“THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS.  NO SALE OR DISPOSITION MAY BE EFFECTED WITHOUT (I) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, (II) AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED, (III) RECEIPT OF NO-ACTION LETTERS FROM THE APPROPRIATE GOVERNMENTAL AUTHORITIES, OR (IV) OTHERWISE COMPLYING WITH THE PROVISIONS OF SECTION 7 OF THE WARRANT UNDER WHICH THESE SECURITIES WERE ISSUED, DIRECTLY OR INDIRECTLY.”

Said legend shall be removed by the Company, upon the request of a holder, at such time as the restrictions on the transfer of the applicable security shall have terminated.  In addition, in connection with the issuance of this Warrant, the holder specifically represents to the Company by acceptance of this Warrant as follows:

(1)                                  The holder is aware of the Company’s business affairs and financial condition, and has acquired information about the Company sufficient to reach an informed and knowledgeable decision to acquire this Warrant.  The holder is acquiring this Warrant for its own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof in violation of the Act.

(2)                                  The holder understands that this Warrant has not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the holder’s investment intent as expressed herein.

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(3)                                  The holder further understands that this Warrant must be held indefinitely unless subsequently registered under the Act and qualified under any applicable state securities laws, or unless exemptions from registration and qualification are otherwise available.  The holder is aware of the provisions of Rule 144, promulgated under the Act.

(4)                                  The holder is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Act.

(b)                                 Disposition of Warrant or Shares.  With respect to any offer, sale or other disposition of this Warrant or any Shares acquired pursuant to the exercise of this Warrant prior to registration of such Warrant or Shares, the holder hereof agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such holder’s counsel, or other evidence satisfactory to the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect or any federal or state securities law then in effect) of this Warrant or the Shares and indicating whether or not under the Act certificates for this Warrant or the Shares to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to ensure compliance with such law.  Upon receiving such written notice and reasonably satisfactory opinion or other evidence, the Company, as promptly as practicable but no later than fifteen (15) days after receipt of the written notice, shall notify such holder that such holder may sell or otherwise dispose of this Warrant or such Shares, all in accordance with the terms of the notice delivered to the Company.  If a determination has been made pursuant to this Section 7(b) that the opinion of counsel for the holder or other evidence is not reasonably satisfactory to the Company, the Company shall so notify the holder promptly with details thereof after such determination has been made.  Notwithstanding the foregoing, this Warrant or such Shares may, as to such federal laws, be offered, sold or otherwise disposed of in accordance with Rule 144 or 144A under the Act, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of Rule 144 or 144A have been satisfied.  Each certificate representing this Warrant or the Shares thus transferred (except a transfer pursuant to Rule 144) shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with such laws, unless in the aforesaid opinion of counsel for the holder, such legend is not required in order to ensure compliance with such laws.  The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

(c)                                  Applicability of Restrictions.  Neither any restrictions of any legend described in this Warrant nor the requirements of Section 7(b) above shall apply to any transfer or grant of a security interest in, this Warrant (or the shares of Common Stock obtainable upon exercise thereof) or any part hereof (i) to a partner of the holder if the holder is a partnership or to a member of the holder if the holder is a limited liability company, (ii) to a partnership of which the holder is a partner or a limited liability company of which the holder is a member, or (iii) to any affiliate of the holder if the holder is a corporation; provided, however, in any such transfer, if applicable, the

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transferee shall on the Company’s request agree in writing to be bound by the terms of this Warrant as if an original holder hereof.

8.                                       Rights as Stockholders.  No holder of this Warrant, as such, shall be entitled to vote or receive dividends or be deemed the holder of Common Stock or any other securities which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

9.                                       Registration Rights.  The Company grants registration rights to the holder of this Warrant for any shares of Common Stock of the Company obtained upon exercise hereof as set forth in that certain Warrant Exchange Agreement, dated as of even date herewith, by and among the Company and the other parties thereto.

10.                                 Mergers.  The Company shall provide the holder of this Warrant with at least twenty (20) days’ written notice prior to the closing thereof of the terms and conditions of any of the following transactions:  (i) the sale, lease, exchange, conveyance or other disposition of all or substantially all of the Company’s property or business or (ii) its merger into or consolidation with any other corporation (other than a wholly-owned subsidiary of the Company) or (iii) any transaction (including a merger or other reorganization) or series of related transactions, in which more than 50% of the voting power of the Company is disposed of.

11.                                 Representations and Warranties.  The Company represents and warrants to the holder of this Warrant as follows:

(a)                                  This Warrant has been duly authorized and executed by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, moratorium, reorganization and the relief of debtors and the rules of law or principles at equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether enforcement is sought in equity or at law);

(b)                                 The Shares have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof will be validly issued, fully paid and non-assessable;

(c)                                  The execution and delivery of this Warrant are not, and the issuance of the Shares upon exercise of this Warrant in accordance with the terms hereof will not be, inconsistent with the Company’s certificate of incorporation or by-laws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not conflict with or contravene any provision of, or constitute a default under, any material indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound or require the consent or

6

approval of, the giving of notice to, the registration or filing with or the taking of any action in respect of or by, any Federal, state or local government authority or agency or other person, except for the filing of notices pursuant to federal and state securities laws, which filings will be effected by the time required thereby; and

(d)                                 There are no actions, suits, audits, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company in any court or before any governmental commission, board or authority which, if adversely determined, will have a material adverse effect on the ability of the Company to perform its obligations under this Warrant.

12.                                 Modification and Waiver.  This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

13.                                 Notices.  Any notice, request, communication or other document required or permitted to be given or delivered to the holder hereof or the Company shall be delivered, or shall be sent by certified or registered mail, postage prepaid, to each such holder at its address as shown on the books of the Company or to the Company at the address indicated therefor on the signature page of this Warrant.

14.                                 Binding Effect on Successors.  This Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company’s assets, and all of the obligations of the Company relating to the Shares issuable upon the exercise or conversion of this Warrant shall survive the exercise, conversion and termination of this Warrant and all of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the holder hereof.

15.                                 Lost Warrants or Stock Certificates.  The Company covenants to the holder hereof that, upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant or any stock certificate and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant or stock certificate, the Company will make and deliver a new Warrant or stock certificate, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant or stock certificate.

16.                                 Descriptive Headings.  The descriptive headings of the several paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.  The language in this Warrant shall be construed as to its fair meaning without regard to which party drafted this Warrant.

17.                                 Governing Law.  This Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Delaware.

18.                                 Survival of Representations, Warranties and Agreements.  All representations and warranties of the Company and the holder hereof contained herein shall survive the Date of Grant, the exercise or conversion of this Warrant (or any part hereof) or the

7

termination or expiration of rights hereunder.  All agreements of the Company and the holder hereof contained herein shall survive indefinitely until, by their respective terms, they are no longer operative.

19.                                 Remedies.  In case any one or more of the covenants and agreements contained in this Warrant shall have been breached, the holders hereof (in the case of a breach by the Company), or the Company (in the case of a breach by a holder), may proceed to protect and enforce their or its rights either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Warrant.

20.                                 No Impairment of Rights.  The Company will not, by amendment of its certificate of incorporation or through any other means, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

21.                                 Severability.  Whenever possible, each provision of this Warrant shall be interpreted in such a manner as to be valid, legal and enforceable under all applicable laws and regulations.  If, however, any provision of this Warrant shall be invalid, illegal or unenforceable under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed to be so modified, it shall be invalid, illegal or unenforceable only to the extent of such invalidity, illegality or limitation on enforceability without affecting the remaining provisions of this Warrant or the validity, legality or enforceability of such provision in any other jurisdiction.

22.                                 Entire Agreement; Modification.  This Warrant constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and undertakings of the parties, whether oral or written, with respect to such subject matter.

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IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

SIRNA THERAPEUTICS, INC.

By:
Name:
Title:

Address: 2950 Wilderness Place
Boulder, CO 80301

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Exhibit A-1

Notice of Exercise

1.             The undersigned hereby:

☐                                    elects to purchase       shares of Common Stock of the Company pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.

2.             Please issue a certificate or certificates representing said shares in the name of the undersigned or in such other name or names as are specified below:

(Name)

(Address)

3.             The undersigned represents that the aforesaid shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares, all except as in compliance with applicable securities laws.

(Signature)

Dated:

Exhibit A-2

Notice of Exercise

1.             Contingent upon and effective immediately prior to the closing (the “Closing”) of the Company’s public offering contemplated by the Registration Statement on Form S-1, filed,                , the undersigned hereby:

☐                                    elects to purchase       shares of Common Stock of the Company (or such lesser number of shares as may be sold on behalf of the undersigned at the Closing) pursuant to the terms of the attached Warrant.

2.             Please deliver to the custodian for the selling stockholders a stock certificate representing such                 shares.

3.             The undersigned has instructed the custodian for the selling stockholders to deliver to the Company $        or, if less, the net proceeds due the undersigned from the sale of shares in the aforesaid public offering.  If such net proceeds are less than the purchase price for such shares, the undersigned agrees to deliver the difference to the Company prior to the Closing.

(Name)

(Address)

Dated:

EXECUTION COPY

EXHIBIT C

THIS WARRANT AND THE SHARES OF COMMON STOCK TO BE ISSUED UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS.  NO SALE OR DISPOSITION MAY BE EFFECTED WITHOUT (I) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, (II) AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED, (III) RECEIPT OF NO-ACTION LETTERS FROM THE APPROPRIATE GOVERNMENTAL AUTHORITIES, OR (IV) OTHERWISE COMPLYING WITH THE PROVISIONS OF SECTION 7 OF THIS WARRANT.

SIRNA THERAPEUTICS, INC.

WARRANT TO PURCHASE               SHARES
OF COMMON STOCK

Warrant No. W-[     ]

THIS CERTIFIES THAT, for value received,                                 and its assigns are entitled to subscribe for and purchase               shares (as adjusted pursuant to Section 4 hereof, the “Shares”) of the fully paid and nonassessable common stock, par value $0.01 per share (“Common Stock”), of Sirna Therapeutics, Inc., a Delaware corporation (the “Company”), at the price of $3.85 per share (such price and such other price as shall result, from time to time, from the adjustments specified in Section 4 hereof is herein referred to as the “Warrant Price”), subject to the provisions and upon the terms and conditions set forth herein and in the Warrant Exchange Agreement, dated as of even date herewith, by and among the Company and the other parties thereto.  As used herein, the term “Date of Grant” means December 30, 2004.  As used herein, the term “Warrant” shall be deemed to include any warrants issued in exchange or upon transfer or partial exercise of this Warrant unless the context clearly requires otherwise.  Notwithstanding any other provision in this Warrant to the contrary, if a reduction in the Warrant Price pursuant to Section 4 would require the Company to obtain stockholder approval of the transactions giving rise to this Warrant pursuant to Nasdaq Marketplace Rules, then the Warrant Price shall be reduced to the maximum extent that would not require stockholder approval under such rules.

1.                                       Term.  The purchase right represented by this Warrant is exercisable, in whole or in part, at any time and from time to time from the Date of Grant through December 30, 2009.

2.                                       Method of Exercise; Payment; Issuance of New Warrant.  Subject to Section 1 hereof, the purchase right represented by this Warrant may be exercised by the holder hereof, in whole or in part and from time to time, at the election of the holder hereof, by (a) the surrender of this Warrant (with the notice of exercise substantially in the form attached hereto as Exhibit A-1 duly completed and executed) at the principal office of the Company and by the payment to the Company, by certified or bank check, or by wire transfer to an account designated by the Company (a “Wire Transfer”) of an amount equal to the then applicable

Warrant Price multiplied by the number of Shares then being purchased or (b) if in connection with a registered public offering of the Company’s securities, the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A-2 duly completed and executed) at the principal office of the Company together with notice of arrangements reasonably satisfactory to the Company for payment to the Company either by certified or bank check or by Wire Transfer from the proceeds of the sale of Shares to be sold by the holder in such public offering of an amount equal to the then applicable Warrant Price per share multiplied by the number of Shares then being purchased, or (c) exercise of the “net issuance” right provided for in Section 10.2 hereof.  The person or persons in whose name(s) any certificate(s) representing the Shares shall be issuable upon exercise of this Warrant shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the Shares represented thereby (and such Shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised.  In the event of any exercise of the rights represented by this Warrant, certificates for the Shares of stock so purchased shall be delivered to the holder hereof as soon as practicable and, if requested by the holder of this Warrant, the Company shall cause its transfer agent to deliver the certificate representing Shares issued upon exercise of this Warrant to a broker or other person (as directed by the holder exercising this Warrant) within the time period required to settle any trade made by the holder after exercise of this Warrant.

3.                                       Stock Fully Paid; Reservation of Shares.  All Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance pursuant to the terms and conditions herein, be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof.  During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of the issue upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

4.                                       Adjustment of Warrant Price and Number of Shares.  The number and kind of securities purchasable upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

(a)                                  Reclassification or Merger.  In case of any reclassification or change of securities of the class issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is the acquiring and the surviving corporation and which does not result in any reclassification or change of outstanding securities issuable upon exercise of this Warrant), or in case of any sale of all or substantially all of the assets of the Company, the Company, or such successor or purchasing corporation, as the case may be, shall duly execute and deliver to the holder of this Warrant a new Warrant (in form and substance satisfactory to the holder of this Warrant), or the Company shall make appropriate provision without the issuance of a new Warrant, so that the holder of this Warrant shall have the right to receive upon exercise of this Warrant, at a total purchase price not to

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exceed that payable upon the exercise of the unexercised portion of this Warrant, and in lieu of the shares of Common Stock theretofore issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change or merger by a holder of the number of shares of Common Stock then purchasable under this Warrant.  Such new Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 4.  The provisions of this subparagraph (a) shall similarly apply to successive reclassifications, changes, mergers and transfers.

(b)                                 Subdivision or Combination of Shares.  If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its outstanding shares of Common Stock, the Warrant Price shall be proportionately decreased and the number of Shares issuable hereunder shall be proportionately increased in the case of a subdivision or the Warrant Price shall be proportionately increased and the number of Shares issuable hereunder shall be proportionately decreased in the case of a combination.

(c)                                  Stock Dividends and Other Distributions.  If the Company at any time while this Warrant is outstanding and unexpired shall pay a dividend or make a distribution to all of its stockholders with respect to its Common Stock payable in Common Stock, then the Warrant Price shall be adjusted, from and after the date of determination of stockholders entitled to receive such dividend or distribution, to that price determined by multiplying the Warrant Price in effect immediately prior to such date of determination by a fraction (A) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (B) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution.

(d)                                 Adjustment of Number of Shares.  Upon each adjustment in the Warrant Price pursuant to Sections 4(a) through (c) above, the number of Shares purchasable hereunder shall be adjusted, to the nearest whole share, to the product obtained by multiplying the number of Shares purchasable immediately prior to such adjustment in the Warrant Price by a fraction, the numerator of which shall be the Warrant Price immediately prior to such adjustment and the denominator of which shall be the Warrant Price immediately thereafter.

(e)                                  Warrant Price Adjustments; Issuance of Common Stock at less than Warrant Price.  If the Company, at any time while this Warrant is outstanding and on or prior to June 30, 2005, shall consummate the issue or sale, or is, in accordance with any of the subsections of this Section 4(e), deemed to have consummated the issue or sale, any Additional Shares of Common Stock (as defined below) for a consideration per share less than the Warrant Price in effect immediately prior to the time of such issue or sale, then and in each such case (a “Trigger Issuance”) the then-existing Warrant Price, shall be reduced, as of the close of business on the effective date of the Trigger Issuance, to a price equal to the lowest price paid per share for such Common Stock.  If no Trigger Issuance occurs, the then-existing Warrant Price as of the close of business on June 30, 2005 shall equal, as may be adjusted pursuant to Sections 4(a) through (c) above, the

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lesser of $3.85 and the average closing selling price of a share of Company common stock traded on the Nasdaq National Market, as quoted in The Wall Street Journal, over the 15-day period ending on June 30, 2005.  For purposes of this subsection (e), “Additional Shares of Common Stock” shall mean all shares of Common Stock issued by the Company, or deemed to be issued pursuant to this subsection (e), in a private placement for the primary purpose of raising capital for the Company, other than Excluded Issuances (as defined in subsection (f) below).  For purposes of this subsection (e), the following subsections (e)(l) to (e)(6) shall also be applicable:

(1)  Issuance of Rights or Options.  In case at any time the Company shall in any manner grant (directly and not by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called “Options” and such convertible or exchangeable stock or securities being called “Convertible Securities”) whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (y) the aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus (z), in the case of such Options which relate to Convertible Securities, the aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Warrant Price in effect immediately prior to the time of the granting of such Options, then the total number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities.  Except as otherwise provided in subsection 4(e)(3), no adjustment of the Warrant Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

(2)  Issuance of Convertible Securities.  In case the Company shall in any manner issue (directly and not by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus (y) the aggregate amount of additional consideration, if any,

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payable to the Company upon the conversion or exchange thereof, by (ii) the total number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Warrant Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities, provided that (a) except as otherwise provided in subsection 4(e)(3), no adjustment of the Warrant Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities and (b) no further adjustment of the Warrant Price shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Warrant Price have been made pursuant to the other provisions of subsection 4(e).

(3)  Change in Option Price or Conversion Rate.  Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subsection 4(e)(l) hereof, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsections 4(e)(l) or 4(e)(2), or the rate at which Convertible Securities referred to in subsections 4(e)(l) or 4(e)(2) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Warrant Price in effect at the time of such event shall forthwith be readjusted to the Warrant Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold.  On the termination of any Option for which any adjustment was made pursuant to this subsection 4(e) or any right to convert or exchange Convertible Securities for which any adjustment was made pursuant to this subsection 4(e) (including without limitation upon the redemption or purchase for consideration of such Convertible Securities by the Company), the Warrant Price then in effect hereunder shall forthwith be changed to the Warrant Price which would have been in effect at the time of such termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such termination, never been issued.

(4)  Stock Dividends.  Subject to the provisions of this Section 4(e), in case the Company shall declare a dividend or make any other distribution upon any stock of the Company (other than the Common Stock) payable in Common Stock, Options or Convertible Securities, then any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

(5)  Consideration for Stock.  In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefore shall be deemed to be the gross amount received by the Company therefor, before deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith.  In

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case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company, before deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith.  In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Company.

(6)  Record Date.  In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(f)                                    Excluded Issuances.  “Excluded Issuances” shall mean shares of Common Stock issued or issuable:  (i) upon the conversion of shares of Preferred Stock; (ii) pursuant to the acquisition of another corporation or entity by the Company by way of merger, purchase of all or substantially all of the assets of the corporation, stock for stock exchange or other reorganization or recapitalization or pursuant to a joint venture agreement approved by the Board of Directors of the Company; (iii) to directors or employees of, or consultants or other service providers to, the Company under a stock option or other equity incentive plan or agreement approved by and in a manner determined by the Board of Directors (including restricted stock grants to directors, employees or consultants); (iv) upon the closing of any public offering of the Company’s securities; (v) by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock for which adjustment is otherwise made pursuant to Section 4; (vi) stock or options or warrants to purchase capital stock, issued to financial institutions, strategic partners or lessors in connection with any commercial credit arrangement, equipment financing, strategic partnership or similar transaction; (vii) shares of Common Stock issued upon the exercise, exchange or conversion of Options or Convertible Securities outstanding as of the date hereof; (viii) shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding or litigation; (ix) shares of Common Stock issued or issuable in connection with any sponsored laboratory or clinical research or development, strategic collaboration, or marketing agreement, or any license of any data, product, intellectual property, or technology, or any other similar agreement, license or strategic partnership approved by the Board of Directors; and (x) shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of any goods or services pursuant to a transaction approved by the Board of Directors.

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5.                                       Notice of Adjustments.  Whenever the Warrant Price or the number of Shares purchasable hereunder shall be adjusted pursuant to Section 4 hereof, the Company shall make a certificate signed by its chief executive officer, chief financial officer or any vice president setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Warrant Price and the number of Shares purchasable hereunder after giving effect to such adjustment, and shall cause copies of such certificate to be mailed (without regard to Section 13 hereof, by first class mail, postage prepaid) to the holder of this Warrant at such holder’s last known address.

6.                                       Fractional Shares.  No fractional shares of Common Stock will be issued in connection with any exercise hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefor based on the fair market value of the Common Stock on the date of exercise as reasonably determined in good faith by the Company’s Board of Directors.

7.                                       Compliance with Securities Act; Disposition of Warrant or Shares of Common Stock.

(a)                                  Compliance with Securities Act.  The holder of this Warrant, by acceptance hereof, agrees that this Warrant, and the Shares to be issued upon exercise hereof are being acquired for investment and that such holder will not offer, sell or otherwise dispose of this Warrant, or any Shares except under circumstances which will not result in a violation of the Securities Act of 1933, as amended (the “Act”) or any applicable state securities laws.  Upon exercise of this Warrant, unless the Shares being acquired are registered under the Act and any applicable state securities laws or an exemption from such registration is available, the holder hereof shall confirm in writing that the Shares so purchased are being acquired for investment and not with a view toward distribution or resale in violation of the Act and shall confirm such other matters related thereto as may be reasonably requested by the Company.  This Warrant and all Shares issued upon exercise of this Warrant (unless registered under the Act and any applicable state securities laws) shall be stamped or imprinted with a legend in substantially the following form:

“THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS.  NO SALE OR DISPOSITION MAY BE EFFECTED WITHOUT (I) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, (II) AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED, (III) RECEIPT OF NO-ACTION LETTERS FROM THE APPROPRIATE GOVERNMENTAL AUTHORITIES, OR (IV) OTHERWISE COMPLYING WITH THE PROVISIONS OF SECTION 7 OF THE WARRANT UNDER WHICH THESE SECURITIES WERE ISSUED, DIRECTLY OR INDIRECTLY.”

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Said legend shall be removed by the Company, upon the request of a holder, at such time as the restrictions on the transfer of the applicable security shall have terminated.  In addition, in connection with the issuance of this Warrant, the holder specifically represents to the Company by acceptance of this Warrant as follows:

(1)                                  The holder is aware of the Company’s business affairs and financial condition, and has acquired information about the Company sufficient to reach an informed and knowledgeable decision to acquire this Warrant.  The holder is acquiring this Warrant for its own account for investment purposes only and not with a view to, or for the resale in connection with, any “distribution” thereof in violation of the Act.

(2)                                  The holder understands that this Warrant has not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the holder’s investment intent as expressed herein.

(3)                                  The holder further understands that this Warrant must be held indefinitely unless subsequently registered under the Act and qualified under any applicable state securities laws, or unless exemptions from registration and qualification are otherwise available.  The holder is aware of the provisions of Rule 144, promulgated under the Act.

(4)                                  The holder is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Act.

(b)                                 Disposition of Warrant or Shares.  With respect to any offer, sale or other disposition of this Warrant or any Shares acquired pursuant to the exercise of this Warrant prior to registration of such Warrant or Shares, the holder hereof agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such holder’s counsel, or other evidence satisfactory to the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect or any federal or state securities law then in effect) of this Warrant or the Shares and indicating whether or not under the Act certificates for this Warrant or the Shares to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to ensure compliance with such law.  Upon receiving such written notice and reasonably satisfactory opinion or other evidence, the Company, as promptly as practicable but no later than fifteen (15) days after receipt of the written notice, shall notify such holder that such holder may sell or otherwise dispose of this Warrant or such Shares, all in accordance with the terms of the notice delivered to the Company.  If a determination has been made pursuant to this Section 7(b) that the opinion of counsel for the holder or other evidence is not reasonably satisfactory to the Company, the Company shall so notify the holder promptly with details thereof after such determination has been made.  Notwithstanding the foregoing, this Warrant or such Shares may, as to such federal laws, be offered, sold or otherwise disposed of in accordance with Rule 144 or 144A under the Act, provided that the Company shall have been furnished with such information as the Company may reasonably request to provide a reasonable assurance that the provisions of

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Rule 144 or 144A have been satisfied.  Each certificate representing this Warrant or the Shares thus transferred (except a transfer pursuant to Rule 144) shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with such laws, unless in the aforesaid opinion of counsel for the holder, such legend is not required in order to ensure compliance with such laws.  The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

(c)                                  Applicability of Restrictions.  Neither any restrictions of any legend described in this Warrant nor the requirements of Section 7(b) above shall apply to any transfer or grant of a security interest in, this Warrant (or the shares of Common Stock obtainable upon exercise thereof) or any part hereof (i) to a partner of the holder if the holder is a partnership or to a member of the holder if the holder is a limited liability company, (ii) to a partnership of which the holder is a partner or a limited liability company of which the holder is a member, or (iii) to any affiliate of the holder if the holder is a corporation; provided, however, in any such transfer, if applicable, the transferee shall on the Company’s request agree in writing to be bound by the terms of this Warrant as if an original holder hereof.

8.                                       Rights as Stockholders.  No holder of this Warrant, as such, shall be entitled to vote or receive dividends or be deemed the holder of Common Stock or any other securities which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

9.                                       Registration Rights.  The Company grants registration rights to the holder of this Warrant for any shares of Common Stock of the Company obtained upon exercise hereof as set forth in that certain Warrant Exchange Agreement, dated as of even date herewith, by and among the Company and the other parties thereto.

10.                                 Additional Rights.

10.1.                        Mergers.  The Company shall provide the holder of this Warrant with at least twenty (20) days’ written notice prior to the closing thereof of the terms and conditions of any of the following transactions:  (i) the sale, lease, exchange, conveyance or other disposition of all or substantially all of the Company’s property or business or (ii) its merger into or consolidation with any other corporation (other than a wholly-owned subsidiary of the Company), or (iii) any transaction (including a merger or other reorganization) or series of related transactions, in which more than 50% of the voting power of the Company is disposed of.

10.2.                        Right to Convert Warrant into Stock: Net Issuance.

(a)                                  Right to Convert.  In addition to and without limiting the rights of the holder under the terms of this Warrant, the holder shall have the right to convert this

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Warrant or any portion thereof (the “Conversion Right”) into shares of Common Stock as provided in this Section 10.2 at any time or from time to time during the term of this Warrant.  Upon exercise of the Conversion Right with respect to a particular number of shares subject to this Warrant (the “Converted Warrant Shares”), the Company shall deliver to the holder (without payment by the holder of any exercise price or any cash or other consideration) that number of shares of fully paid and nonassessable Common Stock as is determined according to the following formula:

X =	B - A
Y

Where:         X = the number of shares of Common Stock that may be issued to the holder.

Y = the fair market value of one share of Common Stock.

A = the aggregate Warrant Price of the specified number of Converted Warrant Shares immediately prior to the exercise of the Conversion Right (i.e., the number of Converted Warrant Shares multiplied by the Warrant Price).

B = the aggregate fair market value of the specified number of Converted Warrant Shares (i.e., the number of Converted Warrant Shares multiplied by the fair market value of one Converted Warrant Shares).

No fractional shares shall be issuable upon exercise of the Conversion Right, and, if the number of shares to be issued determined in accordance with the foregoing formula is other than a whole number, the Company shall pay to the holder an amount in cash equal to the fair market value of the resulting fractional share on the Conversion Date (as hereinafter defined).  For purposes of Section 9 of this Warrant, shares issued pursuant to the Conversion Right shall be treated as if they were issued upon the exercise of this Warrant.

(b)                                 Method of Exercise.  The Conversion Right may be exercised by the holder by the surrender of this Warrant at the principal office of the Company together with a written statement (which may be in the form of Exhibit A-1 or Exhibit A-2 hereto) specifying that the holder thereby intends to exercise the Conversion Right and indicating the number of shares subject to this Warrant which are being surrendered (referred to in Section 10.2(a) hereof as the Converted Warrant Shares) in exercise of the Conversion Right.  Such conversion shall be effective upon receipt by the Company of this Warrant together with the aforesaid written statement, or on such later date as is specified therein (the “Conversion Date”), and, at the election of the holder hereof, may be made contingent upon the closing of the sale of the Company’s Common Stock to the public in a public offering pursuant to a registration statement under the Act (a “Public Offering”).  Certificates for the shares issuable upon exercise of the Conversion Right and, if applicable, a new warrant evidencing the balance of the shares remaining subject to this Warrant, shall be issued as of the Conversion Date and shall be delivered to the holder within thirty (30) days following the Conversion Date.

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(c)                                  Determination of Fair Market Value.  For purposes of this Section 10.2, “fair market value” of a share of Common Stock as of a particular date (the “Determination Date”) shall mean:

(i)                                     If the Conversion Right is exercised in connection with and contingent upon a Public Offering, and if the Company’s Registration Statement relating to such Public Offering (“Registration Statement”) has been declared effective by the Securities and Exchange Commission, then the initial “Price to Public” specified in the final prospectus with respect to such offering.

(ii)                                  If the Conversion Right is not exercised in connection with and contingent upon a Public Offering, then as follows:

(A)                              If traded on a securities exchange, the fair market value of the Common Stock shall be deemed to be the average of the closing prices of the Common Stock on such exchange over the five trading days immediately prior to the Determination Date;

(B)                                If traded on the Nasdaq Stock Market or other over-the-counter system, the fair market value of the Common Stock shall be deemed to be the average of the closing bid prices of the Common Stock over the five trading days immediately prior to the Determination Date; and

(C)                                If there is no public market for the Common Stock, then fair market value shall be reasonably determined by the Company’s Board of Directors.

If closing prices or closing bid prices are no longer reported by a securities exchange or other trading system, the closing price or closing bid price shall be that which is reported by such securities exchange or other trading system at 4:00 p.m. New York City time on the applicable trading day.

11.                                 Representations and Warranties.  The Company represents and warrants to the holder of this Warrant as follows:

(a)                                  This Warrant has been duly authorized and executed by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, moratorium, reorganization and the relief of debtors and the rules of law or principles at equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether enforcement is sought in equity or at law);

(b)                                 The Shares have been duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof will be validly issued, fully paid and non-assessable;

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(c)                                  The execution and delivery of this Warrant are not, and the issuance of the Shares upon exercise of this Warrant in accordance with the terms hereof will not be, inconsistent with the Company’s certificate of incorporation or by-laws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not conflict with or contravene any provision of, or constitute a default under, any material indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration or filing with or the taking of any action in respect of or by, any Federal, state or local government authority or agency or other person, except for the filing of notices pursuant to federal and state securities laws, which filings will be effected by the time required thereby; and

(d)                                 There are no actions, suits, audits, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company in any court or before any governmental commission, board or authority which, if adversely determined, will have a material adverse effect on the ability of the Company to perform its obligations under this Warrant.

12.                                 Modification and Waiver.  This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

13.                                 Notices.  Any notice, request, communication or other document required or permitted to be given or delivered to the holder hereof or the Company shall be delivered, or shall be sent by certified or registered mail, postage prepaid, to each such holder at its address as shown on the books of the Company or to the Company at the address indicated therefor on the signature page of this Warrant.

14.                                 Binding Effect on Successors.  This Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company’s assets, and all of the obligations of the Company relating to the Shares issuable upon the exercise or conversion of this Warrant shall survive the exercise, conversion and termination of this Warrant and all of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the holder hereof.

15.                                 Lost Warrants or Stock Certificates.  The Company covenants to the holder hereof that, upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant or any stock certificate and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant or stock certificate, the Company will make and deliver a new Warrant or stock certificate, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant or stock certificate.

16.                                 Descriptive Headings.  The descriptive headings of the several paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.  The language in this Warrant shall be construed as to its fair meaning without regard to which party drafted this Warrant.

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17.                                 Governing Law.  This Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Delaware.

18.                                 Survival of Representations, Warranties and Agreements.  All representations and warranties of the Company and the holder hereof contained herein shall survive the Date of Grant, the exercise or conversion of this Warrant (or any part hereof) or the termination or expiration of rights hereunder.  All agreements of the Company and the holder hereof contained herein shall survive indefinitely until, by their respective terms, they are no longer operative.

19.                                 Remedies.  In case any one or more of the covenants and agreements contained in this Warrant shall have been breached, the holders hereof (in the case of a breach by the Company), or the Company (in the case of a breach by a holder), may proceed to protect and enforce their or its rights either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Warrant.

20.                                 No Impairment of Rights.  The Company will not, by amendment of its certificate of incorporation or through any other means, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

21.                                 Severability.  Whenever possible, each provision of this Warrant shall be interpreted in such a manner as to be valid, legal and enforceable under all applicable laws and regulations.  If, however, any provision of this Warrant shall be invalid, illegal or unenforceable under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed to be so modified, it shall be invalid, illegal or unenforceable only to the extent of such invalidity, illegality or limitation on enforceability without affecting the remaining provisions of this Warrant or the validity, legality or enforceability of such provision in any other jurisdiction.

22.                                 Entire Agreement; Modification.  This Warrant constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and undertakings of the parties, whether oral or written, with respect to such subject matter.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

SIRNA THERAPEUTICS, INC.

By:
Name:
Title:

Address:	2950 Wilderness Place
Boulder, CO 80301

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Exhibit A-1

Notice of Exercise

1.             The undersigned hereby:

☐                                    elects to purchase           shares of Common Stock of the Company pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full, or

☐                                    elects to exercise its net issuance rights pursuant to Section 10.2 of the attached Warrant with respect to             shares of Common Stock.

2.             Please issue a certificate or certificates representing said shares in the name of the undersigned or in such other name or names as are specified below:

(Name)

(Address)

3.             The undersigned represents that the aforesaid shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares, all except as in compliance with applicable securities laws.

(Signature)

Dated:

Exhibit A-2

Notice of Exercise

1.             Contingent upon and effective immediately prior to the closing (the “Closing”) of the Company’s public offering contemplated by the Registration Statement on Form S-1, filed                      , the undersigned hereby:

☐                                    elects to purchase           shares of Common Stock of the Company (or such lesser number of shares as may be sold on behalf of the undersigned at the Closing) pursuant to the terms of the attached Warrant, or

☐                                    elects to exercise its net issuance rights pursuant to Section 10.2 of the attached Warrant with respect to             Shares of Common Stock.

2.             Please deliver to the custodian for the selling stockholders a stock certificate representing such                          shares.

3.             The undersigned has instructed the custodian for the selling stockholders to deliver to the Company $            or, if less, the net proceeds due the undersigned from the sale of shares in the aforesaid public offering.  If such net proceeds are less than the purchase price for such shares, the undersigned agrees to deliver the difference to the Company prior to the Closing.

(Name)

(Address)

Dated:

Exhibit D

JOINT FILING UNDERTAKING

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D/A, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Sirna Therapeutics, Inc. is being filed on behalf of each of the undersigned.

Dated:  January 5, 2005.

OXFORD BIOSCIENCE PARTNERS IV L.P.
by its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton